SO
4/4/03

03015941

VF 4-3-03

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SEC FILE NUMBER
8-47828

RECEIVED MAR 2 4 2003 SEC MAIL PROCESSING SECTION WASH., D.C. 181

STATES
...HANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vista Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Executive Parkway Suite 400
(No. and Street)

Hudson Ohio 44236
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Fischer 330 655 2868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lomax, Soful, & Foster, Inc.
(Name — *if individual, state last, first, middle name*)

1741 Akron Peninsula Road Akron, Ohio 44313
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark H. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Financial Services Corporation, as of 12/31, 1902, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My Commission Expires 01/22/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA FINANCIAL SERVICES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Lomax, Soful, & Foster, Inc.
1741 Akron-Peninsula Road
Akron, Ohio 44313-5157

330-928-6400
FAX - 330-928-5861

Members of:
American Institute of Certified Public Accountants
& Ohio Society of Certified Public Accountants.

Lomax, Soful, & Foster
Since 1929
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Vista Financial Services Corporation
85 Executive Parkway Suite #400
Hudson, Ohio 44236-1691

To the Board of Directors :

We have audited the accompanying balance sheets of Vista Financial Services Corporation as of December 31, 2002 and 2001, and the related statements of income, retained earnings (deficit), and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Financial Services Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Lomax, Soful, & Foster, Inc.
Certified Public Accountants

March 18, 2003

VISTA FINANCIAL SERVICES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	Dec. 31, 2002	Dec. 31, 2001
ASSETS		
Cash - Fifth Third Bank	$ 0	$ 25,979
Kemper CEF Money Market	71	70
Marketable Securities	3,784	3,605
Checking - US Bank	121,003	0
Escrow Deposit Account	25,136	25,000
Employee Advances	788	0
Commissions Receivable	16,044	30,592
Furniture & Equipment	45,766	45,766
Accum. Depr. - Furn & Equip	(40,993)	(36,299)
Leasehold Improvements	8,817	8,817
Accum. Depr. - Leasehold	(5,668)	(4,409)
Licenses	5,003	5,003
Accum. Amort. - Licenses	(2,641)	(2,307)
Due fm. Vista Financial Group	107,185	52,784
Total Assets	$ 284,295	$ 154,601

	Dec. 31, 2002	Dec. 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions Payable	$ 6,201	$ 1,722
Accrued Payroll	31,785	13,295
Local Payroll Tax W/H	1,013	644
Accrued Pension	0	121
Deferred Federal Income Tax	13,000	0
Common Stock : $100 par value Authorized 850 shares, Issued 250 shares	25,000	25,000
Paid In Capital	147,794	147,794
Net Unrealized Gains (Losses) on Securities Available for Sale	43	(136)
Retained Earnings (Deficit)	59,459	(33,839)
Total Liabilities and Stockholders' Equity	$ 284,295	$ 154,601

See Accompanying Notes and Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDING
DECEMBER 31, 2002 AND 2001

	Dec. 31, 2002	Dec. 31, 2001
Revenues		
Commission Income	$ 635,267	$ 532,362
Total Revenues	635,267	532,362
Operating Expenses		
Salaries	331,714	186,753
Payroll Taxes	18,725	13,682
Insurance	16,833	12,589
Dues	2,137	1,667
Taxes - State Franchise	574	396
Taxes - Unemployment	1,129	168
401K Employer Match	3,179	1,890
Utilities	2,260	2,129
Rent	30,562	30,393
Equipment Rental	7,590	7,207
Telephone	10,418	9,982
Legal & Accounting Fees	6,152	6,495
Computer Expense	0	650
Outside Services	2,919	1,904
Postage	1,617	2,150
Repairs & Maintenance	2,477	2,263
Office Supplies	1,060	6,949
Travel	0	557
Management Fee	0	75,895
Commission Expense	63,624	96,340
Trade Clearing Charges	6,315	13,668
Other Clearing Charges	2,177	6,085
Permits & Licenses	12,647	5,726
Seminars/Meetings	(387)	12,146
Education	0	260
Amortization Expense	334	334
Depreciation Expense	5,954	8,332
Miscellaneous Expense	46	0
Total Operating Expenses	530,056	506,610
Net Operating Income (Loss)	105,211	25,752
Other Income (Expense)		
Transaction Fee Credit	113	871
Interest Income	972	1,579
Total Other Income and Expenses	1,085	2,450
Net Income before Federal Income Tax	106,296	28,202
Federal Income Tax	13,000	0
Net Income	$ 93,296	$ 28,202

See Accompanying Notes and Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF RETAINED EARNINGS (DEFICIT)
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2002 AND 2001

	Dec. 31, 2002	Dec. 31, 2001
Retained (Deficit) at Beginning of Year	$ (33,839)	$ (62,042)
Net Income (Loss) for the Year	93,296	28,202
Rounding	2	1
Retained Earnings (Deficit) at End of Year	$ 59,459	$ (33,839)

See Accompanying Notes And Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2002 AND 2001

	Dec. 31, 2002	Dec. 31, 2001
Cash Flows from Operating Activities :		
Net Income	$ 93,296	$ 28,202
Adjustments to Reconcile Net Loss to Cash Used by Operating Activities :		
Depreciation Expense	5,954	8,332
Amortization Expense	334	334
(Increase) Decrease in Commissions Rec.	14,548	12,324
(Increase) Decrease in Rec. fm. VFG	(54,401)	(10,128)
(Increase) Decrease in Employee Advances	(788)	-0-
(Increase) Decrease in Escrow Deposit	(136)	-0-
Increase (Decrease) in Deferred Tax	13,000	-0-
Increase (Decrease) in Payroll Liabilities	18,738	14,061
Increase (Decrease) in Commissions Pay.	4,480	(23,309)
Net Cash Provided by Operating Activities	95,025	29,816
Cash Flows from Investing Activities :		
Purchase of Computer Equipment	-0-	(9,448)
Net Cash (Used) by Investing Activities	-0-	(9,448)
Net Increase (Decrease) in Cash	95,025	20,368
Cash at December 31, 2001 and 2000	26,049	5,681
Cash at December 31, 2002 and 2001	$ 121,074	$ 26,049
Supplemental Disclosure of Cash Flow Information:		
Cash Paid for Federal Income Taxes	$ -0-	$ -0-

VISTA FINANCIAL SERVICES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a regional brokerage house.

Cash Equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

Capital Stock

The $25,000 capital stock consists of 250 issued shares (out of 850 authorized shares) of $100 par value.

Escrow

An initial deposit of $25,000 to a clearing corporation will not be returned for at least one year. This is reflected on the balance sheet as $25,136 Escrow Deposit.

Property and Equipment

Property and equipment are recorded at cost and depreciated using a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to income as incurred.

Accounts Receivable

No allowance for bad debts is deemed necessary because all of the receivables are believed to be fully collectible.

Paid in Capital

Included in paid in capital are certain expenses which are paid by the Company's parent company (Vista Financial Group).

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, cont.

Investment in Debt and Equity Securities

Investments in debt and equity securities consist of common stock. The Company classifies investments into three categories based on its intent regarding the holding of such securities. The Company determines the appropriate classifications at the time of purchase and reevaluates such designation as of each balance sheet date. Equity securities are classified as either trading securities or available-for-sale securities. Such securities are reported at fair market value in the balance sheet. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. During the year ending or at December 31, 2002, the Company had no trading securities.

Realized gains or losses from the sales of investments are based on the specific identification method.

Note 2. USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Note 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash, investments, trade account receivable and certain other off-balance-sheet financial instruments.

The company maintains cash and cash equivalents, short- and long-term investments and certain other off-balance-sheet financial instruments with various financial institutions. Company policy is designed to limit exposure with any one institution. As part of its cash and risk management process, the company performs

Note 3. CONCENTRATIONS OF CREDIT RISK, cont.

periodic evaluations of the relative credit standing of the financial institutions. The company has not sustained material credit losses from these instruments.

Note 4. LICENSES

The company purchased security licenses totaling $5,003. They are being amortized over 15 years. The net value of these licenses at December 31, 2002 and 2001 are $2,362 and $2,696, respectively.

Note 5. RELATED PARTY TRANSACTIONS

The company shares office space in the same building as the parent company, Vista Financial Group. Expenses are allocated, including rent, utilities, and office support staff. Currently, there is an amount due from the parent in the amount of $107,185 while for 2001 the amount due was $52,784.

Total related party expenses for 2002 and 2001 are as follows:

	2002	2001
Rent	$ 30,562	$ 30,393
Utilities	2,260	2,129
Telephone	10,418	9,982
Postage	1,617	2,150
Equip Lease	7,590	7,207
Repairs/Maint	2,477	2,263

Note 6. INCOME TAXES

The company has adopted FASB Statements No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment and the reduction of the tax basis of property and equipment for investment tax credit.

Note 6. INCOME TAXES, cont.

The components of the provision for income taxes are as follows:

	2002	2001
Current	$ -0-	$ -0-
Deferred	13,000	-0-
Total provision for income taxes	$ 13,000	-0-

Note 7. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment in debt and equity securities are classified as follows:

Available-for-sale	$ 3,784
Held-to-maturity	-0-
	$ 3,784

Aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost by major security type and classification are as follows:

	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Gains
Available-for-sale securities:				
Common Stock	$ 3,784	n/a	$ -0-	$ 43
Preferred Stock	-0-	n/a	-0-	-0-
	$ 3,784	n/a	$ -0-	$ 43

Note 8. RETIREMENT PLAN

The Company started a profit sharing plan with 401(k) on January 1, 2001. The Company matches 47% of employees' contributions. The contribution expense at December 31, 2002 is $3,179.

Lomax, Soful, & Foster, Inc.
1741 Akron-Peninsula Road
Akron, Ohio 44313-5157

330-928-6400
FAX - 330-928-5861

Members of:
American Institute of Certified Public Accountants
& Ohio Society of Certified Public Accountants.

Lomax, Soful, & Foster
Since 1929
Certified Public Accountants

Auditor's Report on Material Inadequacies

Board of Directors
Vista Financial Services Corporation

We have audited the accompanying financial statements of Vista Financial Services Corporation for the twelve months ended December 31, 2002 and 2001, and have issued our report thereon dated March 18, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. During the course of our audit, we found no instance of any material inadequacies to report on.

Lomax, Soful, & Foster, Inc.
Akron, Ohio

March 18, 2003

Lomax, Soful, & Foster, Inc.
1741 Akron-Peninsula Road
Akron, Ohio 44313-5157

330-928-6400
FAX - 330-928-5861

Members of:
American Institute of Certified Public Accountants
& Ohio Society of Certified Public Accountants.

Lomax, Soful, & Foster
Since 1929
Certified Public Accountants

Auditor's Report on Supplementary Information
Required by Rule 15c 3-1 of the Securities and Exchange Commission

Board of Directors
Vista Financial Services Corporation

We have audited the accompanying financial statements of Vista Financial Services Corporation for the twelve months ended December 31, 2002 and 2001, and have issued our report thereon dated March 18, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c 3-1 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lomax, Soful, & Foster, Inc.
Akron, Ohio

March 18, 2003

VISTA FINANCIAL SERVICES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002 AND 2001

	Dec. 31, 2002	Dec. 31, 2001
Net Capital		
Stockholders' equity qualified for net capital	$ 232,296	$ 138,819
Deductions and/or charges		
Nonallowable Assets :		
Licenses	2,362	2,696
Fixed Assets (net)	7,922	13,875
Unsecured loans	107,973	52,784
Securities not readily marketable	3,300	3,300
Net Capital before Haircuts on Securities Positions	110,739	66,164
Haircuts on Securities :		
Trading and investing securities	(74)	(47)
Net Capital	$ 110,665	$ 66,117
Aggregate Indebtedness :		
Accounts Payable	$ 39,000	$ 15,782
Computation of net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1500 %	$ 105,665	$ 61,117
Ratio : Aggregate indebtedness to net capital	.37 to 1	.24 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002):

Net Capital, as recorded in Company's Part II (Unaudited Focus Report)	$ 100,767
Audit adjustment regarding understated receivables and overstated depreciation expenses	20,864
Net Capital	$ 121,631

See Auditor's Report on Supplementary Information

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
DECEMBER 31, 2002 AND 2001

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 2000	250	$ 172,794	$ (62,042)	$ (204.00)	$ 110,548
Net Income			28,202		28,202
Change in Net Unrealized Gains / (Losses) on Investments				68	68
Rounding			1		1
Comprehensive Income					28,271
BALANCE AT DECEMBER 31, 2001	250	172,794	(33,839)	(136)	138,819
Net Income			93,296		93,296
Change in Net Unrealized Gains / (Losses) on Investments				179	179
Rounding			2		2
Comprehensive Income					93,477
BALANCE AT DECEMBER 31, 2002	250	$ 172,794	$ 59,459	$ 43	$ 232,296